Wellness Sushi LLC.
Profit and Loss Statement
For the year ending 31st Dec, 2021

	2021
Sales	282,188
Cost of Good Sold	93,477
Other Income	-
Gross Profit	**188,711**
Salaries and wages	13,128
Marketing/ Advertising	-
Office Supplies	-
Travel Expenses	-
Reparis and maintenance	1,185
Rent	44,654
Utilities	-
Electrical Work and Installation	-
Depreciation	-
Vehicles	-
Insurance	-
Attorney's Fees	-
Employees benefit programs	6,759
Other expenses	37,544
Interest	-
Taxes and License	839
Total Expense	**104,109**
Net Profit (Net Income)	**84,602**

Wellness Sushi LLC.
Balance Sheet
As of 31 Dec,2021

	2021
Assets	
Cash and Equivalent	5,007
Account Receivable	1,075
Inventory	10,558
Total Current Assets	**16,640**
Equipments, Furnitures and Fixtures	6,012
Depreciation	-
Total Fixed Assets	**6,012**
Total Assets	**22,652**
Liabilities and Owner's Equity	
Account Payable	2,652
Loans	-
Total Current Liabilities	
Retained Earnings	-
Owner's Equity	20,000
Total Liabilities and Owner's Equity	**22,652**

Wellness Sushi LLC.
Statement of Cash Flow
For the year ending 31st Dec, 2021

	2021
Cash Flow from Operating	
Net Income	84,602
Change in Inventory	(7,795)
Change in Account Receivable	(683)
Change in Account Payable	2,652
Total Cash Flow from Operating	**78,776**
Change in Equipments, Fixtures & Furniture	(5,490)
Total Cash Flow from Investing	**(5,490)**
Member Distributions	(84,602)
Loan Received	-
Loan Payment	
change in Owner's Equity	15,500
Total Cash Flow from Financing	**(69,102)**
Net Change in Cash Balance	**4,184**
Cash at the Beginning of the year	823
Cash at the End of Year	**5,007**